Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Amendment No. 1 to Pricing Supplement No. 54 to the Prospectus dated October 10, 2008, the Prospectus Supplement dated October 10, 2008, and the Prospectus Supplement No. 52 dated November 12, 2008

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $7,303,000 Equity Index-Linked Notes due 2011 (Linked to the S&P 500® Index)

     Your notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (January 4, 2011, subject to adjustments) is based on the performance of the S&P 500® Index (the index), as measured from December 17, 2008 to the determination date (December 20, 2010, subject to adjustments).

     On the stated maturity date, for each $1,000 face amount of your notes we will pay you an amount in cash equal to the sum of the $1,000 face amount plus the supplemental amount, if any. We will determine the supplemental amount by first calculating the percentage increase or decrease in the index, which we refer to as the index return.

     The index return will be determined as follows: First, we will subtract the initial index level of 905.60 from the final index level (which will be the closing level of the index on the determination date, subject to adjustments). Then, we will divide the result by the initial index level, and express the resulting fraction as a percentage.

     The supplemental amount for each $1,000 face amount of your notes will then be calculated as follows:

  if the index return is positive (the final index level is greater than the initial index level), the supplemental amount will be the product of (a) $1,000 multiplied by (b) the index return, subject to a maximum index return of 22.65%; or

  if the index return is zero or negative (the final index level is equal to or less than the initial index level), the supplemental amount will be zero, and you will receive only the $1,000 face amount on the stated maturity date.

     Because the final index level may be equal to or less than the initial index level, you may not receive any supplemental amount at maturity. You will not be paid any interest and no other payments will be made prior to the stated maturity date. In addition, the maximum payment amount that you could receive on the stated maturity date with respect to each $1,000 face amount of your notes is limited to $1,226.50.

     Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the equity index-linked notes found in “General Terms of the Equity Index-Linked Notes” on page S-32 of the accompanying prospectus supplement no. 52.

     Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the value of your notes on the applicable trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) is and the price you may receive for your notes may be significantly less than the applicable original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date of this pricing supplement through March 17, 2009. We encourage you to read “Additional Risk Factors Specific to the Equity Index-Linked Notes” on page S-23 of the accompanying prospectus supplement no. 52 and “Additional Risk Factors Specific to Your Notes” on page PS-7 of this pricing supplement so that you may better understand those risks.

Original issue date: January 2, 2009
Original issue price: 100% of the face amount for the $5,878,000 face amount of notes traded on December 17, 2008; 99.645% of the face amount for the $1,425,000 face amount of notes traded on December 26, 2008
Underwriting discount: 0.175% of the face amount
Net proceeds to the issuer: 99.825% of the face amount for the $5,878,000 face amount of notes traded on December 17, 2008; 99.470% of the face amount for the $1,425,000 face amount of notes traded on December 26, 2008

      The issue prices, underwriting discount and net proceeds listed above relate to the notes we have sold through the date of this pricing supplement.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

     The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

     In addition, the notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

     Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

     “Standard & Poor’s®”, “S&P®” and “S&P 500®” are registered trademarks of The McGraw-Hill Companies, Inc. and are licensed for use by Goldman, Sachs & Co. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the notes.

Goldman, Sachs & Co.

Pricing Supplement dated December 26, 2008.

SUMMARY INFORMATION

     We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated October 10, 2008, as supplemented by the accompanying prospectus supplement, dated October 10, 2008, of The Goldman Sachs Group, Inc., and references to the “accompanying prospectus supplement no. 52” mean the accompanying prospectus supplement no. 52, dated November 12, 2008, of The Goldman Sachs Group, Inc., to the accompanying prospectus.

     This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Equity Index-Linked Notes” on page S-32 of the accompanying prospectus supplement no. 52.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Index: the S&P 500® Index, as published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”)

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying prospectus supplement no. 52:

  type of notes: notes linked to a single index

  maximum supplemental amount: yes, as described below

  minimum supplemental amount: not applicable

  averaging dates: not applicable

  interest: not applicable

  redemption right or price dependent redemption right: not applicable

Face amount: each note will have a face amount of $1,000; $7,303,000 in the aggregate for all the offered notes

Payment amount: on the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the sum of the $1,000 face amount plus the supplemental amount, if any

Supplemental Amount:

  if the final index level is greater than the initial index level, the supplemental amount will equal the lesser of (i) the product of (a) the $1,000 face amount multiplied by (b) the participation rate multiplied by (c) the index return and (ii) the maximum supplemental amount; or

  if the final index level is equal to or less than the initial index level, the supplemental amount will equal zero

Initial index level: 905.60

Final index level: the closing level of the index on the determination date, except in the limited circumstances described under “General Terms of the Equity Index-Linked Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-38 of the accompanying prospectus supplement no. 52 and subject to adjustment as provided under “General Terms of the Equity Index-Linked Notes — Discontinuance or Modification of an Index” on page S-40 of the accompanying prospectus supplement no. 52

Index return: the quotient of (1) the final index level minus the initial index level divided by (2) the initial index level, expressed as a percentage

Participation rate: 100%

Maximum supplemental amount: 22.65% of the $1,000 face amount, or $226.50

Trade dates: December 17, 2008 and December 26, 2008; the notes traded on December 17, 2008 are part of the same series as those traded on December 26, 2008

Original issue date (settlement date): January 2, 2009

Stated maturity date: January 4, 2011, subject to adjustments as described under “General Terms of the Equity Index-Linked Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-35 of the accompanying prospectus supplement no. 52

Determination date: December 20, 2010, subject to adjustments as described under “General Terms of the Equity Index-Linked Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-36 of the accompanying prospectus supplement no. 52

No interest: the offered notes do not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Calculation agent: Goldman, Sachs & Co.

Closing level: as described under “General Terms of the Equity Index-Linked Notes — Special Calculation Provisions — Closing Level” on page S-42 of the accompanying prospectus supplement no. 52

Business day: as described under “General Terms of the Equity Index-Linked Notes — Special Calculation Provisions — Business Day” on page S-42 of the accompanying prospectus supplement no. 52

Trading day: as described under “General Terms of the Equity Index-Linked Notes — Special Calculation Provisions — Trading Day” on page S-42 of the accompanying prospectus supplement no. 52

CUSIP no.: 38145K853

ISIN no.: US38145K8532

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-45 of the accompanying prospectus supplement no. 52

ERISA: as described under “Employee Retirement Income Security Act” on page S-51 of the accompanying prospectus supplement no. 52

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-52 of the accompanying prospectus supplement no. 52; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $43,000;

we will deliver the notes against payment therefor in New York, New York on January 2, 2009, which is the fourth scheduled business day following the date of this pricing supplement. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will settle in four business days (T + 4), to specify alternative settlement arrangements to prevent a failed settlement

Credit Ratings: On December 16, 2008, Moody’s Investors Service downgraded our credit rating for long-term debt from Aa3 to A1. On December 17, 2008, Rating and Investment Information, Inc. downgraded our credit rating for long-term debt from AA to AA-. On December 19, 2008, Standard & Poor's downgraded our credit rating for long-term debt from AA- to A. Also, as of the date of this prospectus supplement, our outlook published by these three credit rating agencies is "negative".

See "Risk Factors – Our liquidity, profitability and businesses may be adversely affected by an inability to access the debt capital markets or to sell assets, by a reduction in our credit ratings or by an inability of The Goldman Sachs Group, Inc. to access funds from its subsidiaries" in Part I, Item 1A of our Annual Report on Form 10-K.

HYPOTHETICAL EXAMPLES

     The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical index levels on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

     The examples below are based on a range of final index levels that are entirely hypothetical; no one can predict what the index level will be on any day throughout the life of your notes, and no one can predict what the final index level will be on the determination date. The index has been highly volatile in the past — meaning that the index level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

     The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the index. In addition, assuming no changes in market conditions or any other relevant factors, the value of your notes on the applicable trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) is and the price you may receive for your notes may be significantly less than the applicable issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to the Equity Index-Linked Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will and the Price You May Receive for Your Notes May Be Significantly Less Than the Issue Price” on page S-23 of the accompanying prospectus supplement no. 52 and “Additional Risk Factors Specific to Your Notes” on page PS-7 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Participation rate	100%
Maximum supplemental amount	$226.50
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
No change in or affecting any of the index stocks or the method by which the index sponsor calculates the index
Notes purchased on original issue date and held to the stated maturity date

     For these reasons, the actual performance of the index over the life of your notes, as well as the amount payable at maturity, may bear little relation to the hypothetical examples shown below or to the historical index levels shown elsewhere in this pricing supplement. For information about the historical levels of the index during recent periods, see “The Index — Historical High, Low and Closing Levels of the Index” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the index between the date of this pricing supplement and the date of your purchase of the offered notes.

     Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the index stocks.

     The levels in the left column of the table below represent hypothetical final index levels and are expressed as percentages of the initial index level. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final index level (expressed as a percentage of the initial index level), and are expressed as percentages of the face amount of a note. Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100% of the face amount of a note, based on the corresponding hypothetical final index level (expressed as a percentage of the initial index level) and the assumptions noted above.

Hypothetical Final Index Level (as Percentage of Initial Index Level)	Hypothetical Payment Amount (as Percentage of Face Amount)
200.00%	122.65%
175.00%	122.65%
150.00%	122.65%
125.00%	122.65%
122.65%	122.65%
115.00%	115.00%
110.00%	110.00%
100.00%	100.00%
90.00%	100.00%
70.00%	100.00%
50.00%	100.00%
20.00%	100.00%
0.00%	100.00%

     If, for example, the final index level were determined to be 20.00% of the initial index level, the payment amount that we would deliver on your notes at maturity would be 100.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not receive any supplemental amount on your notes. In addition, if the final index level were determined to be 150.00% of the initial index level, the payment amount that we would deliver on your notes at maturity would be capped at 122.65% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not benefit from any increase in the final index level over 122.65% of the initial index level.

     The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final index level (expressed as a percentage of the initial index level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final index level (expressed as a percentage of the initial index level) of less than 100% (the section left of the 100% marker on the horizontal axis) would result in a hypothetical payment amount equal to 100% of the face amount of your notes (the horizontal line starting from the 100% marker on the vertical axis) and, accordingly, you will not receive any supplemental amount on your notes. The chart shows that any hypothetical final index level (expressed as a percentage of the initial index level) of greater than 122.65% (the section right of the 122.65% marker on the horizontal axis) would result in a capped return on your investment.

     The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to the Equity Index-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-25 of the accompanying prospectus supplement no. 52.

     We cannot predict the actual final index level on the determination date or the market value of your notes, nor can we predict the relationship between the index level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive at maturity and the rate of return on the offered notes will depend on the actual final index level determined by the calculation agent as described above (or, in the case of the rate of return, the issue price of which you purchased your notes). Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

     An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated October 10, 2008, and “Additional Risk Factors Specific to the Equity Index-Linked Notes” in the accompanying prospectus supplement no. 52. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the index stocks, i.e., the stocks comprising the index to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Applicable Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Is and the Price You May Receive for Your Notes May Be Significantly Less Than the Applicable Issue Price

     The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date of this pricing supplement through March 17, 2009. After March 17, 2009, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

     In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the applicable original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

     If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Equity Index-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-25 of the accompanying prospectus supplement no. 52.

     Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

     There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Equity Index-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-25 of the accompanying prospectus supplement no. 52.

Your Notes Do Not Bear Interest

     You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase May Be Limited

     Your ability to participate in any change in the value of the index over the life of your notes will be limited because of the maximum supplemental amount, which is equal to 22.65% of the $1,000 face amount. The maximum supplemental amount will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the index may rise over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlying index.

Certain United States Federal Tax Considerations

     Your notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. holder of the notes, you will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even if you will not receive any payments from us until maturity. Please see “Supplemental Discussion of Federal Income Tax Consequences” on page PS-10 below as well as“United States Federal Taxation — Where the term of your notes is more than one year” on page S-48 of the accompanying prospectus supplement no. 52 for a more detailed discussion. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

THE INDEX

Historical High, Low and Closing Levels of the Index

     The closing level of the index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the life of your notes.

     You should not take the historical levels of the index as an indication of the future performance of the index. We cannot give you any assurance that the future performance of the index or the index stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. Moreover, in light of current market conditions, the trends reflected in the historical performance of the index may be less likely to be indicative of the performance of the index during the period from December 26, 2008 until the determination date and of the final level of the index than would otherwise have been the case.

     Neither we nor any of our affiliates make any representation to you as to the performance of the index. The actual performance of the index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

     The table below shows the high, low and final closing levels of the index for each of the four calendar quarters in 2005, 2006, 2007 and 2008 (through December 26, 2008). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Index

	High	Low	Close
2005
Quarter ended March 31	1225.31	1163.75	1180.59
Quarter ended June 30	1216.96	1137.50	1191.33
Quarter ended September 30	1245.04	1194.44	1228.81
Quarter ended December 31	1272.74	1176.84	1248.29
2006
Quarter ended March 31	1307.25	1254.78	1294.83
Quarter ended June 30	1325.76	1223.69	1270.20
Quarter ended September 30	1339.15	1234.49	1335.85
Quarter ended December 31	1427.09	1331.32	1418.30
2007
Quarter ended March 31	1459.68	1374.12	1420.86
Quarter ended June 30	1539.18	1424.55	1503.35
Quarter ended September 30	1553.08	1406.70	1526.75
Quarter ended December 31	1565.15	1407.22	1468.36
2008
Quarter ended March 31	1447.16	1273.37	1322.70
Quarter ended June 30	1426.63	1278.38	1280.00
Quarter ended September 30	1305.32	1106.39	1166.36
Quarter ending December 31 (through December 26, 2008)	1161.06	752.44	872.80

Additional Information in the Accompanying Prospectus Supplement No. 52

For the description relating to the index, the index sponsor and license agreement between the index sponsor and the issuer, see “The Indices — S&P 500® Index” on page A-9 of the accompanying prospectus supplement no. 52.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

     The notes will be treated as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes, as described under “United States Federal Taxation” on page S-47 of the accompanying prospectus supplement no. 52. These rules will generally have the effect of requiring you to include amounts in income in respect of your notes prior to your receipt of cash attributable to such income based on the comparable yield of the notes, regardless of whether any stated interest is payable on the notes. In addition, any gain you recognize upon the sale, exchange, redemption or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss. You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement no. 52 concerning the U.S. federal income tax consequences of investing in the notes.

     We have determined that the comparable yield for the notes is equal to 5.6832% per annum, compounded semi-annually, with a projected payment at maturity of $1,118.95 based on an investment of $1,000. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, you would be required to report the following amounts as ordinary income from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1000 note) as of End of Accrual Period
January 1, 2009 through December 31, 2009	$57.3148	$57.3148
January 1, 2010 through December 31, 2010	$60.9431	$118.2578
January 1, 2011 through December 31, 2011	$0.6966	$118.9544

     The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

     The issue price of your notes is $1,000, which is the first price at which a substantial amount of the notes was sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. Therefore, you will be required to make the adjustments described in “United States Federal Taxation” in the accompanying prospectus supplement no. 52 if you purchased your notes at the price of $996.45 on December 26, 2008, to account for the difference between the price at which you bought your notes and the initial issue price.

     If you are a United States Alien Holder, please see “United States Federal Taxation – United States Alien Holders” in the accompanying prospectus supplement no. 52.

     You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement. You must not rely on any unauthorized information or representations. This pricing supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

TABLE OF CONTENTS
Pricing Supplement

Page
Summary Information	PS-2
Hypothetical Examples	PS-4
Additional Risk Factors Specific to Your Notes	PS-7
The Index	PS-9
Supplemental Discussion of Federal Income Tax Consequences	PS-10

Prospectus Supplement No. 52 dated November 12, 2008

Summary Information	S-3
Hypothetical Returns on the Equity Index-Linked Notes	S-10
Additional Risk Factors Specific to the Equity Index-Linked Notes	S-23
General Terms of the Equity Index-Linked Notes	S-32
Use of Proceeds and Hedging	S-45
United States Federal Taxation	S-47
Employee Retirement Income Security Act	S-51
Supplemental Plan of Distribution	S-52
The Indices	A-1
MSCI EAFE Index	A-1
Russell 2000® Index	A-6
S&P 500® Index	A-9
TOPIX® Index	A-12

Prospectus Supplement dated October 10, 2008

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-23
Employee Retirement Income Security Act	S-24
Supplemental Plan of Distribution	S-25
Validity of the Notes	S-26

Prospectus dated October 10, 2008

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	139
Employee Retirement Income Security Act	142
Validity of the Securities	142
Experts	143
Cautionary Statement Pursuant to the Private Litigation Reform Act of 1995	143

$7,303,000

The Goldman Sachs Group, Inc.

Equity Index-Linked Notes due 2011
(Linked to the S&P 500® Index)

Medium-Term Notes, Series D

Goldman, Sachs & Co.